UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Quarterly report for the three and nine months ended December 31, 2023.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-274544) of Arm Holdings plc (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date of this Form 6-K to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms
In this report, unless otherwise specified, Arm Holdings plc and its wholly owned subsidiaries are referred to as “the Company”, “Arm”, “we,” “our” or “us”. “The Company” refers (1) to Arm Limited before the corporate reorganization and (2) to Arm Holdings plc after the corporate reorganization.

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to revenue, cost of sales, expenses, costs, income (loss), and potential growth opportunities are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” in our final prospectus (the “IPO Prospectus”) filed on September 14, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933 (the “Securities Act”), as amended, relating to our Registration Statement on Form F-1.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. The forward-looking statements appear in a number of places in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by applicable laws.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except share and per share amounts)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022
Revenue:
Revenue from external customers	$576	$533	$1,755	$1,526
Revenue from related parties	248	191	550	520
Total revenue	824	724	2,305	2,046
Cost of sales	(36)	(29)	(113)	(79)
Gross profit	788	695	2,192	1,967
Operating expenses:
Research and development	(432)	(286)	(1,395)	(752)
Selling, general and administrative	(216)	(163)	(702)	(488)
Disposal, restructuring and other operating expenses, net	(6)	(2)	(6)	(6)
Total operating expense	(654)	(451)	(2,103)	(1,246)
Operating income (loss)	134	244	89	721
Income (loss) from equity investments, net	(1)	(6)	(13)	(80)
Interest income, net	28	13	80	21
Other non-operating income (loss), net	(15)	(23)	(2)	4
Income (loss) before income taxes	146	228	154	666
Income tax benefit (expense)	(59)	(46)	(72)	(145)
Net income (loss)	$87	$182	$82	$521

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.08	$0.18	$0.08	$0.51
Diluted	$0.08	$0.18	$0.08	$0.51

Weighted average ordinary shares outstanding
Basic	1,026,894,266	1,025,234,000	1,025,815,812	1,025,234,000
Diluted	1,048,888,489	1,027,918,937	1,040,163,454	1,026,956,431
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Comprehensive Income
(in millions)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022
Net income (loss)	$87	$182	$82	$521
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	23	37	13	(34)
Net change of the effective portion of designated cash flow hedges	13	25	(1)	4
Total comprehensive income (loss)	$123	$244	$94	$491

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of
	December 31, 2023	March 31, 2023
Assets:
Current assets:
Cash and cash equivalents	$1,551	$1,554
Short-term investments	850	661
Accounts receivable, net (including receivables from related parties of $217 and $402 as of December 31, 2023 and March 31, 2023, respectively)	799	999
Contract assets (including contract assets from related parties of $16 and $9 as of December 31, 2023 and March 31, 2023, respectively)	280	154
Prepaid expenses and other current assets	148	169
Total current assets	3,628	3,537
Non-current assets:
Property and equipment, net	221	185
Operating lease right of use assets	204	206
Equity investments (including investments held at fair value of $576 and $592 as of December 31, 2023 and March 31, 2023, respectively)	748	723
Goodwill	1,628	1,620
Intangible assets, net	163	138
Deferred tax assets	140	139
Non-current portion of contract assets	143	116
Other non-current assets	240	202
Total non-current assets	3,487	3,329
Total assets	$7,115	$6,866
Liabilities:
Current liabilities:
Accrued compensation and benefits and share-based compensation	$211	$589
Tax liabilities	127	162
Contract liabilities (including contract liabilities from related parties of $100 and $135 as of December 31, 2023 and March 31, 2023, respectively)	223	293
Operating lease liabilities	26	26
Other current liabilities (including payables to related parties of $25 and $17 as of December 31, 2023 and March 31, 2023, respectively)	279	293
Total current liabilities	866	1,363
Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	18	152
Deferred tax liabilities	237	262
Non-current portion of contract liabilities	734	807
Non-current portion of operating lease liabilities	195	193
Other non-current liabilities	61	38
Total non-current liabilities	1,245	1,452
Total liabilities	2,111	2,815
Commitments and contingencies (Note 12)

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of
	December 31, 2023	March 31, 2023
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088,334,144 shares authorized and 1,028,075,347 shares issued and outstanding as of December 31, 2023; and 1,025,234,000 shares authorized, issued and outstanding as of March 31, 2023	2	2
Additional paid-in capital	2,087	1,216
Accumulated other comprehensive income	388	376
Retained earnings	2,527	2,457
Total shareholders’ equity	5,004	4,051
Total liabilities and shareholders’ equity	$7,115	$6,866
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions, except share amounts)
(Unaudited)

	Three Months Ended December 31, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of September 30, 2023	1,025,234,000	$2	$1,979	$352	$2,440	$4,773
Net income (loss)	—	—	—	—	87	87
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	13	—	13
Foreign currency translation adjustments, net of tax	—	—	—	23	—	23
Share-based compensation cost	—	—	196	—	—	196
Issuance of vested shares from share-based payment arrangements	4,811,099	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(1,969,752)	—	(88)	—	—	(88)
Balance as of December 31, 2023	1,028,075,347	$2	$2,087	$388	$2,527	$5,004

	Three Months Ended December 31, 2022
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of September 30, 2022	1,025,234,000	$2	$1,271	$307	$2,272	$3,852
Net income (loss)	—	—	—	—	182	182
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	25	—	25
Foreign currency translation adjustments, net of tax	—	—	—	37	—	37
Share-based compensation cost (1)	—	—	(57)	—	—	(57)
Balance as of December 31, 2022	1,025,234,000	$2	$1,214	$369	$2,454	$4,039
(1)    A $57 million share-based compensation credit was recognized in the three months ended December 31, 2022 for RSU awards previously equity-classified.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions, except share amounts)
(Unaudited)

	Nine Months Ended December 31, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2023	1,025,234,000	$2	$1,216	$376	$2,457	$4,051
Net income (loss)	—	—	—	—	82	82
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(1)	—	(1)
Foreign currency translation adjustments, net of tax	—	—	—	13	—	13
Share-based compensation cost	—	—	639	—	—	639
Issuance of vested shares from share-based payment arrangements	4,811,099	—	—	—	—	—
Tax withholding on vested shares from share-based payment arrangements	(1,969,752)	—	(111)	—	—	(111)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of December 31, 2023	1,028,075,347	$2	$2,087	$388	$2,527	$5,004
(1)    Includes approximately $212 million of share-based compensation cost recognized in the nine months ended December 31, 2023 for RSU awards previously liability-classified.

	Nine Months Ended December 31, 2022
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2022	1,025,234,000	$2	$1,214	$399	$1,933	$3,548
Net income (loss)	—	—	—	—	521	521
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	4	—	4
Foreign currency translation adjustments, net of tax	—	—	—	(34)	—	(34)
Share-based compensation cost	—	—	—	—	—	—
Balance as of December 31, 2022	1,025,234,000	$2	$1,214	$369	$2,454	$4,039
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Nine Months Ended December 31,
	2023	2022
Cash flows provided by (used for) operating activities:
Net income (loss)	$82	$521
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	124	130
Deferred income taxes	(26)	(26)
Income (loss) from equity investments, net	13	80
Share-based compensation cost	852	85
Operating lease expense	26	26
Other non-cash operating activities, net	(2)	(6)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	200	(152)
Contract assets, net (including contract assets from related parties)	(154)	7
Prepaid expenses and other assets	(19)	29
Accrued compensation and benefits and share-based compensation	(383)	(398)
Contract liabilities (including contract liabilities from related parties)	(148)	(10)
Tax liabilities	(46)	87
Operating lease liabilities	(18)	(53)
Other liabilities (including payables to related parties)	(78)	(64)
Net cash provided by (used for) operating activities	$423	$256

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(540)	(985)
Proceeds from maturity of short-term investments	351	945
Purchases of equity investments	(32)	(4)
Purchases of intangible assets	(43)	(25)
Purchases of property and equipment	(81)	(48)
Other investing activities, net, including investments in convertible loans	(1)	—
Net cash provided by (used for) investing activities	$(346)	$(117)

Cash flows provided by (used for) financing activities
Payment of intangible asset obligations	(29)	(31)
Other financing activities, net	(10)	(1)
Payment of withholding tax on vested shares	(48)	—
Net cash provided by (used for) financing activities	$(87)	$(32)

Effect of foreign exchange rate changes on cash and cash equivalents	7	(10)
Net increase (decrease) in cash and cash equivalents	(3)	97
Cash and cash equivalents at the beginning of the period	1,554	1,004
Cash and cash equivalents at the end of the period	$1,551	$1,101

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Nine Months Ended December 31,
	2023	2022
Non-cash operating, investing and financing activities:
Non-cash additions in property and equipment	$18	$1
Non-cash additions in intangible assets	$47	$—
Non-cash additions in operating lease right of use assets	$18	$6
Non-cash additions of operating lease liabilities	$18	$6
Non-cash additions to equity investments from conversion of certain receivables	$9	$—
Non-cash distributions to shareholders	$12	$—
Non-cash withholding tax on vested shares	$63	$—
Non-cash reclassification of share-based compensation costs	$343	$—

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (the “Company” and also referred to as “we,” “our” or “us”) is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.
Corporate Reorganization
In September 2023, the Company completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the Company’s initial public offering (“IPO”) was declared effective on September 13, 2023 and the Company’s American depository shares (“ADSs”), each representing one ordinary share of the Company, began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, the Company completed the closing of its IPO. The Company’s controlling shareholder sold an aggregate of 102,500,000 ADSs in the IPO at a price of $51 per ADS, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. The Company did not receive any proceeds from the sale of the ADSs in the IPO.

Upon completion of the IPO, the Company recognized incremental and accelerated share-based compensation expense for which service-based vesting conditions were satisfied or partially satisfied as of September 13, 2023. See Note 9 - Share-based Compensation for further details.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2023, in the IPO Prospectus.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, income statements, statements of comprehensive income, shareholders’ equity and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.
Derivative Financial Instruments and Hedge Activities
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British Pound Sterling (“GBP”) denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk. The Company monitors foreign currency exposures on a monthly basis to maximize the economic effectiveness of foreign currency hedge positions.
No derivatives were designated hedges prior to July 2022. All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net on the Condensed Consolidated Income Statements.
In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is one year. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Condensed Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses on the Condensed Consolidated Income Statements when the hedged transaction affects earnings.
The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Condensed Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Condensed Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 7 - Fair Value.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Recent Accounting Pronouncements
Recently issued accounting pronouncements not yet adopted
Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, FASB issued ASU 2023-07 which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the CODM, and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. This ASU will result in additional required disclosures being included in our consolidated financial statements when adopted. The Company will adopt this standard beginning April 1, 2024.
Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU No. 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in our consolidated financial statements when adopted. We are currently evaluating the provisions of this ASU.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

2 - Balance Sheet Components

Certain balance sheet components are as follows:

Accrued compensation and benefits and share-based compensation consist of:

(in millions)	As of December 31, 2023	As of March 31, 2023
Accrued bonus, commissions, and cash awards	$125	$257
Accrued vacation and sabbatical	70	66
Accrued salaries and fringe benefits	7	11
Share-based payment liabilities (1)	9	255
Total accrued compensation and benefits and share-based compensation	$211	$589
(1)     In connection with the IPO, the Company paid $244.0 million arising from the normal vesting of liability-classified share-based awards under the 2022 RSU Plan. After completion of the IPO, awards within this plan all are equity-classified. See Note 9 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements.

Other current liabilities consist of:

(in millions)	As of December 31, 2023	As of March 31, 2023
Employee related payroll taxes and payables	$108	$48
Accrued expenses and fees	84	119
Electronic design automation liabilities	44	35
Trade payables	31	82
Customer deposits	7	7
Finance lease liabilities	5	2
Total other current liabilities	$279	$293

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

3 - Revenue
Revenue Recognition
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligations. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training and professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For certain IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. This estimation process for the royalty revenue accrual is based off of customer sales which occur using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Three Months Ended December 31,
	External Customers		Related Parties		Total
(in millions)	2023	2022	2023	2022	2023	2022
License and Other Revenue (1)	$211	$159	$143	$140	$354	$299
Royalty Revenue	365	374	105	51	470	425
	$576	$533	$248	$191	$824	$724
(1)    Includes over-time revenue of $37 million and $29 million and point-in-time revenue of $317 million and $270 million for the three months ended December 31, 2023 and 2022, respectively.

	Nine Months Ended December 31,
	External Customers		Related Parties		Total
(in millions)	2023	2022	2023	2022	2023	2022
License and Other Revenue (1)	$685	$401	$332	$344	$1,017	$745
Royalty Revenue	1,070	1,125	218	176	1,288	1,301
	$1,755	$1,526	$550	$520	$2,305	$2,046
(1)    Includes over-time revenue of $84 million and $77 million and point-in-time revenue of $933 million and $668 million for the nine months ended December 31, 2023 and 2022, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarters address by geographic regions:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
United States	$387	$296	$1,010	$804
PRC (1)	206	191	525	521
Taiwan	100	86	381	283
Republic of Korea	50	71	157	185
Other countries	81	80	232	253
Total	$824	$724	$2,305	$2,046
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
For the three months ended December 31, 2023 and 2022, the Company had one customer that represented 25% and 26% of total revenue, respectively. No other customer represented 10% or more of total revenue for the three months ended December 31, 2023 and 2022.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the nine months ended December 31, 2023, the Company had two customers that collectively represented 34% of total revenue, with the single largest customer accounting for 22% of total revenue and the second largest customer accounting for 12% of total revenue. For the nine months ended December 31, 2022, the Company had two customers that collectively represented 36% of total revenue, with the single largest customer accounting for 25% of total revenue and the second largest customer accounting for 11% of total revenue. No other customer represented 10% or more of total revenue for the nine months ended December 31, 2023 and 2022.
Receivables
A summary of the components of accounts receivable, net is as follows:

(in millions)	As of December 31, 2023	As of March 31, 2023
Trade receivables	$417	$625
Royalty receivables	385	377
Total gross receivables	802	1,002
Allowance for current expected credit losses	(3)	(3)
Total accounts receivables, net	$799	$999

As of December 31, 2023, the customer with the largest total receivables balance represented 27% of total receivables, the customer with the second largest total receivables balance represented 13% of total receivables, and the customer with the third largest total receivables balance represented 10% of total receivables. As of March 31, 2023, the customer with the largest total receivables balance represented 40% of total receivables. No other customer represented 10% or more of receivables as of December 31, 2023 or March 31, 2023.
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $425.0 million and $254.1 million due to the timing of billings to customers, which fell into subsequent periods, as of December 31, 2023 and March 31, 2023, respectively, offset by $271.8 million and $250.7 million of contract assets transferred to accounts receivable, as of December 31, 2023 and March 31, 2023, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Current Contract Liabilities	$293
Non-Current Contract Liabilities	807
Balance as of March 31, 2023	$1,100
Customer prepayment and billing in advance of performance	169
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(213)
Revenue recognized in the period that was included in the contract liability balance during the period	(99)
Balance as of December 31, 2023	$957
Current portion of contract liabilities	$223
Non-current portion of contract liabilities	$734
Satisfied Performance Obligations
For the three months ended December 31, 2023 and 2022, revenue recognized from previously satisfied performance obligations in prior reporting periods was $529.3 million and $434.0 million, respectively. For the nine months ended December 31, 2023 and 2022, revenue recognized from previously satisfied performance obligations in prior reporting periods was $1,349.9 million and $1,329.0 million, respectively. These amounts primarily represent royalties earned during the period.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later. Accordingly, the analysis between time bands below has been estimated, but the final timing may differ from these estimates. In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the outer-year time band unless contract or option expiration aligns with an earlier period or category.
As of December 31, 2023, the aggregate transaction price allocated to remaining performance obligations was $2,433.0 million, which includes $1.2 million of non-cancellable and non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 28% of remaining performance obligations as revenue over the next 12 months, 26% over the subsequent 13-to 24-month period, and the remainder thereafter.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
4 - Equity Investments
A summary of the components of equity investments is as follows:

(in millions)	As of December 31, 2023	As of March 31, 2023
Equity method investments under fair value option	$576	$592
Equity method investments under equity method	10	9
Non-marketable equity securities	162	122
Total equity investments	$748	$723
Income (loss) from equity investments, net is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Equity method investments (1)	$(1)	$(2)	$(15)	$(82)
Non-marketable equity securities (includes NAV)	—	(4)	2	2
Total loss from equity investments, net	$(1)	$(6)	$(13)	$(80)
(1)Includes equity method investments where the Company elected the fair value option, including those under the net asset value (“NAV”) practical expedient, along with investments accounted for under the equity method.
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 7 - Fair Value, for further information.
For the three and nine months ended December 31, 2023 and 2022, income (loss) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the funds based on the indicated market values of the underlying assets or investment portfolios. As of December 31, 2023 and March 31, 2023, the carrying value of equity method investments under the fair value option measured at NAV was $109.3 million and $109.4 million, respectively.
For the three months ended December 31, 2023 and 2022, the Company recognized losses from changes in fair value of $1.1 million and $0.4 million for equity method investments accounted for under the NAV practical expedient. For the nine months ended December 31, 2023, the Company recognized gains from changes in fair value of $0.6 million for equity method investments accounted for under the NAV practical expedient. For the nine months ended December 31, 2022, the Company recognized losses from changes in fair value of $0.6 million for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net on the Condensed Consolidated Income Statements.
Acetone Limited
As of December 31, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Acetone Limited was $76.8 million and $92.4 million, respectively. For the three months ended December 31, 2023, the Company did not have any fair value adjustment in connection with the equity method investment in Acetone Limited. For the three months ended December 31, 2022, the Company recognized fair value gain of $7.2 million in connection with the equity method investment in Acetone Limited. For the nine months ended December 31, 2023 and 2022, the Company recognized fair value losses of $15.6 million and $28.0 million, respectively, in income (loss) from equity investments, net on the Condensed Consolidated Income Statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Ampere
As of December 31, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Ampere was $389.8 million. For the three and nine months ended December 31, 2023, the Company did not recognize any changes in fair value in Ampere. For the three and nine months ended December 31, 2022, the Company recognized fair value losses of $8.9 million and $53.0 million, respectively, in loss from equity investments, net on the Condensed Consolidated Income Statements.
As of December 31, 2023 and March 31, 2023, the outstanding balance of the convertible promissory note with Ampere was $32.0 million and $30.9 million, respectively in other non-current assets on the Condensed Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of December 31, 2023.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of December 31, 2023 and March 31, 2023, the carrying value of assets measured at NAV was $19.4 million and $18.0 million, respectively.
For the three months ended December 31, 2023 and 2022, the Company recognized losses from changes in fair value of $0.1 million and $3.8 million, respectively, for non-marketable securities accounted for under the NAV practical expedient. For the nine months ended December 31, 2023 and 2022, the Company recognized gains of $2.2 million and losses of $10.8 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
In June 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund L.P (“SoftBank Vision Fund”) and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10.0 million paid in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains and (losses) which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient are as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Observable price adjustments on non-marketable equity securities (includes NAV)	$—	$(4)	$2	$3
Impairment of non-marketable equity securities	—	—	—	(1)
Sale of non-marketable equity securities	—	—	—	—
Total income (loss) from equity investments in non-marketable securities, net	$—	$(4)	$2	$2

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the three months ended December 31, 2023, the Company recognized $2.2 million in dividends from equity investments measured using the NAV practical expedient. For the three months ended December 31, 2022, the Company did not receive dividends from equity investments measured using the NAV practical expedient. For the nine months ended December 31, 2023 and 2022, dividends recognized from equity investments measured using the NAV practical expedient were $4.3 million and $0.3 million, respectively. The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $20.3 million and $22.1 million as of December 31, 2023 and March 31, 2023, respectively.
5 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost is as follows:

(in millions)	As of December 31, 2023	As of March 31, 2023
Loans and other receivables carried at amortized cost
Loans receivable	$26	$25
Other receivables	7	18
Allowance for current expected credit losses	(19)	(22)
Loans and other receivables carried at amortized cost, net	$14	$21
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
For the fiscal year ended March 31, 2021, a loan receivable from Arduino SA (“Arduino”) was impaired in full as the balance was not expected to be recovered. In September 2023 and June 2022, the Company reduced the allowance for expected credit losses given the change in collectability with a corresponding reversal of expense for the portion of the loan receivable that was repaid in exchange for Series B preferred stock in Arduino. As of December 31, 2023, the loan receivable of $16.0 million from Arduino remained fully impaired.
The remaining balance of loans receivables as of December 31, 2023 comprised two five-year loans totaling $7.0 million issued to Allia Limited and a four-year loan of $3.1 million issued to Cerfe Labs, Inc that remained fully impaired. The remaining balance of loans receivables as of March 31, 2023 comprised a five-year loan of $3.1 million issued to Allia Limited and a four-year loan of $3.0 million issued to Cerfe Labs, Inc that was fully impaired in the fiscal year ended March 31, 2023.
Other receivables
As of March 31, 2023, balances included in other receivables comprised mainly of the $12.0 million receivable from the Company’s majority shareholder recorded in prepaid and other current assets on the Condensed Consolidated Balance Sheets related to the Company’s November 2021 sale of Pelion IOT Limited and its subsidiaries (“IoTP”). In August 2023, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. The remaining balance as of December 31, 2023 and March 31, 2023, pertains to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net on the Condensed Consolidated Income Statements. For the three and nine months ended December 31, 2023 and 2022, there were no material gains recognized.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
6 - Derivatives
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically GBP denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk.
As of December 31, 2023, the notional value of outstanding foreign currency forward contracts was £343.0 million and the fair value was $9.1 million. As of March 31, 2023, the notional value of outstanding foreign currency forward contracts was £340.0 million and the fair value was $9.3 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

(in millions)	As of December 31, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$428	$411

The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
(in millions)	As of December 31, 2023	As of March 31, 2023	As of December 31, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$10	$10	$1	$1
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Condensed Consolidated Statements of Comprehensive Income:
Gains (losses) recognized in Accumulated other comprehensive income on cash flow hedge derivatives	$17	$31	$15	$(1)
(Gains) losses reclassified from Accumulated other comprehensive income into income	—	2	(16)	6
Tax benefit (expense) on cash flow hedges	(4)	(8)	—	(1)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$13	$25	$(1)	$4
Condensed Consolidated Income Statements, before tax:		—
Research and development	$—	$(1)	$9	$(3)
Selling, general and administrative expenses	$—	$(1)	$7	$(3)
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the three and nine months ended December 31, 2023 and 2022, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.
Non-designated Hedging Instrument Gains (Losses)
The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in non-operating income (loss), net on the Condensed Consolidated Income Statements:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Foreign currency forward contracts	$—	$—	$—	$(30)
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 7 - Fair Value, for further details.
7 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair value measurement levels for any periods presented.
The following table presents the Company’s fair value hierarchy for the liability measured and recognized at fair value on a recurring basis:

	As of December 31, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Foreign currency forward contracts	$—	$1	$—	$1	$—	$1	$—	$1
Total financial liabilities	$—	$1	$—	$1	$—	$1	$—	$1
The following table presents the Company’s fair value hierarchy for assets measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected on a recurring basis:

	As of December 31, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments(1)	$850	$—	$—	$850	$661	$—	$—	$661
Equity method investments(2)	—	—	466	466	—	—	482	482
Convertible loans receivable	—	—	32	32	—	—	31	31
Foreign currency forward contracts	—	10	—	10	—	10	—	10
Total financial assets	$850	$10	$498	$1,358	$661	$10	$513	$1,184
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, Fair Value Measurements, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:
Equity Method Investments

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Fair value of financial assets at the beginning of the period	$466	$445	$482	$524
Additions, net of contributions from shareholders of the Company	—	—	—	—
Fair value losses recognized in the Condensed Consolidated Income Statements	—	(2)	(16)	(81)
Distributions to shareholders of the Company	—	—	—	—
Fair value at the end of the period	$466	$443	$466	$443
Convertible Loans Receivable

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Fair value of financial assets at the beginning of the period	$32	$30	$31	$29
Additions	—	—	—	—
Converted into equity	—	—	—	—
Fair value gains recognized in the income statement	—	—	1	1
Fair value at the end of the period	$32	$30	$32	$30
See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of December 31, 2023 and March 31, 2023
(in millions)	Fair value as of December 31, 2023	Fair value as of March 31, 2023	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$466	$482	Acetone – Market-Calibration or discounted cash flow Ampere – PWER	LTM Revenue Multiple Probability of initial public offering, time to future exit scenario, discount rate	1.4x - 1.7x Probability weighted – 100% Discount Rate – 18.6%
Convertible Loans Receivable—Ampere
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. As of December 31, 2023 and March 31, 2023, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of December 31, 2023 and March 31, 2023, the Company has not converted any of its convertible promissory note into equity.
The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of December 31, 2023 and March 31, 2023, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of December 31, 2023 and March 31, 2023.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
8 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the EBT, constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The EBT may acquire newly issued ordinary shares or ADSs at a nominal value or the trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company in the open market, which purchases may be funded by one or more loans from the Company to the EBT or non-repayable gifts made by the Company to the EBT. In November 2023, the EBT purchased a nominal number of ADSs from the Company at par value that remained with the EBT as of December 31, 2023. These ADSs were expected to be transferred out of the EBT, in order to settle future vesting of share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
9 - Share-based Compensation
The Company had the following share-based payment arrangements during the periods presented:
Restricted Share Units—The Arm Limited All Employee Plan 2019 (“2019 AEP”)
With respect to the 2019 AEP, for the three months ended December 31, 2023 and 2022, the Company recognized $53.3 million and $23.6 million of share-based compensation cost, respectively, and $4.7 million and $2.9 million of tax benefit associated with these awards, respectively. For the nine months ended December 31, 2023 and 2022, the Company recognized $474.4 million and $22.2 million of share-based compensation cost, respectively, and $40.5 million and $3.2 million of tax benefit associated with these awards, respectively.
In connection with the IPO, all restricted share units (“RSU”) previously issued under the 2019 AEP were modified to be settled in ordinary shares of the Company except for those awards granted to employees of Arm Technology Israel Ltd., the Company’s Israeli subsidiary (“Arm Israel”). For those RSUs to be settled in ordinary shares, the Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”) and changed the classification of the awards from liability-classified to equity-classified. During the nine months ended December 31, 2023, as a result of the modification, the Company reclassified $306.6 million from the non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Condensed Consolidated Balance Sheets. As of October 25, 2023, the Company has determined that the market condition for the 2019 AEP has been met and, therefore, will vest at 100% in March 2024. The modification resulted in the incremental and accelerated share-based compensation cost of $217.2 million at the modification date which affected 5,251 employees. For the remaining RSUs granted to employees of Arm Israel, these awards remain liability-classified and the Company will remeasure the RSUs at fair value at each reporting period through the date of settlement.

The table below identifies the award activity under the 2019 AEP:

	Awards	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	11,601,185	$54.47
Granted	2,603	54.51
Cancelled and forfeited	(234,922)	54.51
Outstanding and expected to vest as of December 31, 2023	11,368,866	$54.70
(1)As of March 31, 2023, 2019 AEP outstanding awards were liability-classified with a weighted average fair value per RSU of $23.33. For periods presented prior to the IPO, the average grant date fair value per RSU represents the fair value at the IPO.
As of March 31, 2023, the total outstanding liability-classified RSUs expected to vest were 11,601,185 with a weighted average fair value per RSU of $23.33. The IPO triggered a modification which reclassified RSUs from liability-classified to equity-classified in September 2023. As of December 31, 2023, the total outstanding liability-classified RSUs expected to vest were 144,914 with a weighted average fair value per RSU of $69.43 for Arm Israel. As of December 31, 2023, $579.2 million was recognized in additional paid-in capital and $9.4 million was recognized in accrued compensation and benefits and share-based compensation on the Condensed Consolidated Balance Sheets. As of March 31, 2023, $114.2 million was recognized as liability in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets. As of December 31, 2023, there was $33.6 million of total unrecognized compensation cost related to awards issued under the 2019 AEP expected to be recognized over a weighted-average period of 0.2 years . For the nine months ended December 31, 2023, the Company did not have any payments arising from normal course vesting events. For the nine months ended December 31, 2022, liability-classified share-based awards paid were $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Restricted Share Units—Executive IPO Plan (“2019 EIP”)
For the three months ended December 31, 2023, the Company did not recognize any share-based compensation cost associated with this plan. For the three months ended December 31, 2022, $4.1 million of share-based compensation credit was recognized in connection with awards issued under the 2019 EIP. For the nine months ended December 31, 2023 and 2022, $6.2 million and $0.6 million, respectively, of share-based compensation cost and credit, respectively, was recognized in connection with awards issued under the 2019 EIP. The share-based compensation credit for the three and nine months ended December 31, 2022 was attributable to replacement awards issued in December 2022 and executive departures. For the three months ended December 31, 2023, the Company did not record any income tax benefit or expense in connection with the awards under the 2019 EIP. For the three months ended December 31, 2022, the income tax expense recorded was $1.1 million. For the nine months ended December 31, 2023, the Company did not record any income tax benefit or expense in connection with awards under the 2019 EIP. For the nine months ended December 31, 2022, the income tax expense recorded in connection with awards under the 2019 EIP was $0.5 million.
In connection with the IPO, all RSUs previously issued under the 2019 EIP were modified to be settled in ordinary shares of the Company. In accordance with ASC 718, the Company changed the classification of the awards from liability-classified to equity-classified at that time. During the nine months ended December 31, 2023, as a result of the modification, the Company reclassified $5.7 million from non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Condensed Consolidated Balance Sheets. Upon the IPO, the awards granted under the 2019 EIP became fully vested and the Company recognized accelerated share-based compensation cost of $4.1 million for all awards outstanding under the 2019 EIP prior to the IPO. As of December 31, 2023, all fully vested equity-classified awards were settled in ordinary shares of the Company.
The table below identifies the award activity under the 2019 EIP:

	Awards	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	192,999	$51.00
Vested	(192,999)	51.00
Outstanding and expected to vest as of December 31, 2023	—	$—
(1)As of March 31, 2023, 2019 EIP outstanding awards were liability-classified with a weighted average fair value per RSU of $37.43. For periods presented prior to the IPO, the average grant date fair value per RSU represents the fair value at the IPO.
As of March 31, 2023, the total outstanding liability-classified RSUs that were expected to vest was 192,999 with the weighted average fair value per RSU of $37.43. As of March 31, 2023, $3.6 million was recognized in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets. The Company did not have any payments for liability-classified share-based awards for the nine months ended December 31, 2023 and 2022.

Phantom Share Scheme (Cash-Settled)
As of December 31, 2023 and March 31, 2023, there were no phantom shares outstanding. The Company recognized share-based compensation cost of $0.3 million in connection with phantom shares for the three months ended December 31, 2022. The Company recognized share-based compensation credit of $0.5 million in connection with phantom shares for the nine months ended December 31, 2022, which was attributable to executive departures. No share-based compensation cost and tax expense or benefit related to phantom shares was recognized for the three and nine months ended December 31, 2023. As of March 31, 2023, $1.1 million related to phantom shares was recognized in accrued compensation and benefits and share-based compensation on the Condensed Consolidated Balance Sheets. For the nine months ended December 31, 2023, the Company paid $0.9 million for vested phantom shares. The variance between the amount accrued and paid of $1.1 million and $0.9 million, respectively, was driven by foreign exchange differences as

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
participants were paid in foreign denominated currencies. As of December 31, 2023, the Company did not have any unpaid amounts in relation to vested phantom share awards.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”) and to grant two types of executive awards to certain of the Company’s executive officers (such awards, the “Annual Awards” and “Launch Awards” and collectively, the “Executive Awards”). The All Employee Awards and Executive Awards were historically disclosed separately due to pre-IPO presentation differences related to classification, but are now disclosed together as post-IPO all are equity-classified, as discussed in more detail below. The All Employee Awards vest in tranches, require continuous service through the vesting date, and are subject to graded vesting over time. At the time of issuance, the Company intended to settle the All Employee Awards in ordinary shares at the vesting date, and such RSU awards were accounted for as equity-classified awards. Launch Awards vest in tranches and require continuous service through the vesting dates and are subject to graded vesting over a period of three years. Annual Awards include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the Annual Awards vest over a three-year period. The Annual Awards that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original fixed monetary amount of the award depending on the achievement of annual performance metrics. The 2022 RSU Plan allows for either cash or share settlement of the RSU awards by tranche at the discretion of the remuneration committee of the Company’s board of directors (the “remuneration committee”).
In November 2022, the Company issued Executive Awards under the 2022 RSU Plan. These entitled participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, a variable number of ordinary shares of the Company equal to a fixed amount of cash, at the discretion of the remuneration committee. Executive Awards granted were originally accounted for as liability-classified awards and upon the IPO, each Executive Award was converted into a variable number of shares based on the closing ADS price of the Company at the IPO date. As of December 31, 2023, all the 2022 RSU Plan awards were expected to be settled in ordinary shares at the vesting date.
In November 2022, the Company determined that it would settle the first tranche of the All Employee Awards outstanding that vested in March and May 2023 by paying cash instead of issuing shares. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718 and reclassified the affected portion of the award of $57.0 million from equity to liability and remeasured the award at fair value at each reporting period through the date of settlement with consideration that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award.
The 2022 RSU Plan provides vesting schedules applicable prior to and after an IPO. Upon the IPO, the All Employee Awards under the 2022 RSU Plan were accounted for using the vesting schedules applicable after an IPO which resulted in an acceleration of compensation cost. The Company accounted for the changes as a modification in accordance with ASC 718 and recorded $17.7 million of accelerated share-based compensation cost at the modification date which affected 5,041 employees.
In connection with the IPO, all Executive Awards previously issued under the 2022 RSU Plan were modified to be settled in ordinary shares of the Company. Given the awards were no longer expected to be settled in cash but rather expected to be settled in ordinary shares based on the IPO price of $51.00 per ADS, the modification resulted in a change to the classification of the Executive Awards from liability-classified to equity-classified. The Company accounted for this change as a modification in accordance with ASC 718. As a result of the modification, the Company reclassified $9.1 million and $20.2 million in current portion of accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, to additional paid-in capital on the Condensed Consolidated Balance Sheets. The modification resulted in an issuance of 1,875,202 RSUs equal to the fixed monetary amount of all Executive Awards outstanding under the 2022 RSU Plan. Upon the occurrence of the IPO,

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
the Company recognized accelerated share-based compensation cost of $9.8 million, for which the service-based vesting condition was satisfied or partially satisfied, at the modification date which affected 14 employees.
The table below identifies the award activity under the 2022 RSU Plan:

	Awards(1)	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	11,129,734	$35.87
Executive Awards converted from liability awards	1,875,202	51.00
Granted	17,134,484	43.68
Vested(2)	(4,969,122)	37.44
Cancelled and forfeited	(532,881)	40.27
Outstanding and expected to vest as of December 31, 2023	24,637,417	$41.97
(1)    Awards and weighted average grant date per share exclude shares related to Annual Awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan. For periods presented prior to the IPO, the average grant date fair value per award represents the modification fair value at IPO.
(2)    Includes 351,022 liability-classified awards vested and settled in cash in the nine months ended December 31, 2023.
As of March 31, 2023, the total liability-classified RSUs that are expected to vest were 284,036 with a weighted average fair value per RSU of $40.47. For the nine months ended December 31, 2023, the Company paid $269.0 million arising from the normal vesting of liability-classified share-based awards under the 2022 RSU Plan. All liability-classified awards under the 2022 RSU Plan were vested as of August 15, 2023 and were paid as of September 30, 2023. For the three months ended December 31, 2023 and 2022, share-based compensation cost of $136.7 million and $83.3 million, respectively, was recognized in connection with all awards issued under the 2022 RSU Plan. For the nine months ended December 31, 2023 and 2022, share-based compensation cost of $385.8 million and $140.8 million, respectively, was recognized in connection with RSUs granted under the 2022 Equity Plan. Tax benefits recorded in connection with the 2022 RSU Plan for the three months ended December 31, 2023 and 2022 were $20.3 million and $10.5 million, respectively. Tax benefits recorded for the nine months ended December 31, 2023 and 2022 were $54.3 million and $20.9 million, respectively. As of March 31, 2023, the Company recognized $1.9 million, $253.1 million, and $13.8 million in additional paid-in capital, accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, on the Condensed Consolidated Balance Sheets. As of December 31, 2023, there was $823.9 million total unrecognized compensation expense related to all awards issued under the 2022 RSU Plan expected to be recognized over a weighted-average period of 1.0 year and there were no liability-classified RSUs under the 2022 RSU Plan.
Omnibus Incentive Plan
In August 2023, the Company’s board of directors adopted the Omnibus Incentive Plan (the “Omnibus Incentive Plan”) which became effective in September 2023. The Omnibus Incentive Plan allows for the grant of incentive awards to employees, executive directors, and non-employees, including non-employee directors and consultants of the Company and its subsidiaries. Participants may elect not to participate in the plan. The types of incentive awards granted under the Omnibus Incentive Plan is determined by the Company’s board of directors and the remuneration committee, and the Omnibus Incentive Plan allows for the grant of stock options, share appreciation rights (“SARs”), restricted shares, RSUs, performance stock units (“PSUs”), other awards of cash, shares or other property (which may include a specified cash amount that is payable in cash or shares, or awards tied to the appreciation in the value of shares), dividends and dividend equivalents. Vesting conditions applicable to awards may be based on continued service, achievement of company, business unit or other performance objectives, or such other criteria as the remuneration committee may establish.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
In October 2023, the Company started to grant RSUs and PSUs under the Omnibus Incentive Plan to employees, including executives of the Company. The RSUs and PSUs granted neither carry rights to dividends nor voting rights until the shares are issued or transferred to the recipient. The Omnibus Incentive Plan allows for either cash or share settlement of the awards by tranche, if applicable, at the discretion of the remuneration committee. At the time of issuance, the Company intended to settle the RSUs and PSUs in shares at the vesting date and such awards are accounted for as equity-classified awards. The RSUs were granted to existing employees and new hires of the Company and its subsidiaries, Arm Israel and Arm France SAS and vest in tranches, require continuous service through the vesting date and are subject to graded vesting over a period of three years. RSUs granted to employees and new hires of subsidiaries in Israel and France substantially share the same terms as the existing RSUs under the 2022 RSU Plan with differences limited to the vesting schedules. PSUs were awarded to executives of the Company and include a portion that vests over a three-year continuous service period and another portion that is subject to continuous service and satisfaction of certain Company performance conditions. The time-based portion of the PSUs vest over a three-year period. The PSUs that are subject to continuous service and satisfaction of certain Company performance conditions vest upon the satisfaction of performance metrics as established for each one-year performance period and have the potential to vest between 0% and 200% of the original award amount depending on the achievement of annual performance metrics.

Except for performance awards with specific performance criteria, the Company recognizes share based compensation cost using the straight-line method over the requisite service period of the award, net of estimated forfeitures. Awards are forfeited if an employee leaves the Company before the awards vest. For all periods presented, the maximum number of ordinary shares that may be issued under the Omnibus Incentive Plan is equal to the sum of (i) 20,500,000 ordinary shares and (ii) an annual increase on April 1 of each year beginning on April 1, 2024 and ending on April 1, 2028, equal to the lesser of (A) 2% of the aggregate number of ordinary shares outstanding on March 31 of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by the Company’s board of directors or the remuneration committee. No more than 20,500,000 ordinary shares may be issued under the Omnibus Incentive Plan upon the exercise of incentive stock options.

The table below identifies all award activity under the Omnibus Incentive Plan:

	Awards(1)	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	—	$—
Granted	1,408,468	57.36
Cancelled and forfeited	(7,533)	63.07
Outstanding and expected to vest as of December 31, 2023	1,400,935	$57.33
(1)    Awards and weighted average grant date per share exclude shares related to PSUs that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan.
The Company uses the closing ADS price of the Company on the date of grant as the fair value of awards. For each of the three and nine months ended December 31, 2023, $7.3 million of share-based compensation cost and $1.3 million of tax benefit was recognized in connection with the equity-classified awards issued under the Omnibus Incentive Plan. As of December 31, 2023, there was $73.0 million of total unrecognized compensation cost expected to be recognized over a weighted-average period of 1.3 years.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Share-based Compensation Cost
A summary of share-based compensation cost recognized on the Condensed Consolidated Income Statements is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions)	2023	2022	2023	2022
Cost of sales	$8	$4	$34	$7
Selling, general and administrative	49	34	247	52
Research and development	142	65	594	103
Total	$199	$103	$875	$162
No share-based compensation cost was capitalized for the three and nine months ended December 31, 2023 and 2022.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
10 - Income Taxes
For the three months ended December 31, 2023 and 2022, income tax expense was $59.0 million and $46.0 million, respectively. For the nine months ended December 31, 2023 and 2022, income tax expense was $72.0 million and $145.0 million, respectively. For the three months ended December 31, 2023 and 2022, the income tax expense as a percentage of income before taxes was 40.4% and 20.2%, respectively. For the nine months ended December 31, 2023 and 2022, the income tax expense as a percentage of income before taxes was 46.8% and 21.8%, respectively.
The effective rate increased compared to the same period last year primarily due to the impact of the incremental share-based payment costs (see Note 9 - Share-based Compensation, for further details) in the three and nine months ended December 31, 2023, part of which does not give rise to a tax benefit due to irrecoverable withholding tax.
For the three months ended December 31, 2023 and 2022, the effective rate differed from the United Kingdom statutory rate of 25% and 19%, respectively, primarily due to patent box, research and development tax credits and share-based compensation cost. For the nine months ended December 31, 2023 and 2022, the effective tax rates differed from the United Kingdom statutory rate of 25% and 19%, respectively, primarily due to patent box, research and development tax credits and share-based compensation cost.
11 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for all periods presented:

	Three Months Ended December 31,		Nine Months Ended December 31,
(in millions, except shares and per share amounts)	2023	2022	2023	2022
Net income (loss)	$87	$182	$82	$521
Weighted average ordinary shares used to calculate basic net income (loss) per share (1)	1,026,894,266	1,025,234,000	1,025,815,812	1,025,234,000
Equity-classified awards	21,994,223	2,684,937	14,347,642	1,722,431
Weighted average ordinary shares used to calculate diluted net income (loss) per share	1,048,888,489	1,027,918,937	1,040,163,454	1,026,956,431
Net income (loss) per ordinary share - basic	$0.08	$0.18	$0.08	$0.51
Net income (loss) per ordinary share - diluted	$0.08	$0.18	$0.08	$0.51
(1)    For the three and nine months ended December 31, 2023, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
The following table presents securities that were excluded from the computation of diluted net income (loss) per ordinary share because the effect of including the securities would have been anti-dilutive:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022
Restricted stock units (1)	335,863	16,974,842	335,863	16,974,842
Executive awards (2)	362,028	243,616	362,028	243,616
Total	697,891	17,218,458	697,891	17,218,458
(1)RSUs exclude certain awards which require cash settlement and do not allow for share settlement; however, for reporting periods prior to the IPO, RSUs include securities where change in control or the IPO was not probable to occur, and settlement was expected in cash upon the passage of time.
(2)Executive awards include amounts associated with the Annual Awards and Launch Awards. Prior to the IPO, these awards entitled participants to fixed monetary amounts where the quantity of securities was calculated based on the

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
total fixed monetary amount divided by the closing average market price of ordinary shares. Upon the IPO, these awards entitle participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the IPO price.

12 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the results of any litigation or other legal proceedings are uncertain, management does not believe the ultimate resolution of any pending legal matters is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a loss contingency related to an offer made by the Company to pay $40 million in respect of ongoing contractual disputes between the Company and a non-top five customer. That particular customer’s claims arose from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. On September 15, 2023, the Company reached an agreement, in which both parties resolved all contractual disputes and reached a mutual understanding of the contractual rights and obligations under the licensing arrangement. As a result, no amount of cash was paid by the Company to the customer with such agreement. The settlement agreement provided alignment of the rights and obligations which were previously agreed with the non-top five customer. In September 2023, the liability for litigation was reversed resulting in a reduction of selling, general and administrative by $40.0 million.
No other material amounts related to litigation settlements were recognized in the three and nine months ended December 31, 2023 and 2022.
Kronos Guarantee
In March 2022, a wholly owned United Kingdom subsidiary of SoftBank Group Corp. (“SoftBank Group”), Kronos I (UK) Limited (“Kronos”), was created for the purpose of SoftBank Group arranging a non-recourse facility agreement (the “Facility Agreement”) with J.P. Morgan SE as Facility Agent to be secured by its equity interest in the Company. SoftBank Group pledged its ownership interest in the Company by transferring such interest to an entity that sits between Kronos and the Company, and SoftBank Group has no further obligation under the Facility Agreement. In September 2023, prior to the closing of the IPO, SoftBank Group paid the Facility Agreement and the Company’s associated terms, restrictions and guarantee were terminated.
Arduino Guarantee
The Company is guarantor for a $5.5 million credit facility available to Arduino. As of December 31, 2023 and March 31, 2023, no claims have been made against the guaranty. The guaranty expired in January 2024 and was extended by 12 months, expiring in January 2025.
13 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.18% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the three months ended December 31, 2023 and 2022, the Company recognized revenue of $202.5 million and $189.0 million, respectively, and recognized expenses of $24.1 million and $13.0 million, respectively, under a service share arrangement with Arm China. For the nine months ended December 31, 2023 and 2022, the Company recognized

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
revenue of $503.4 million and $515.0 million, respectively, and recognized expenses of $57.7 million and $44.0 million, respectively, under a service share arrangement with Arm China. In December 2023, the Company terminated an agreement with Arm China for certain software engineering-related services, which will now be brought in-house, and recognized $5.5 million of contract termination costs in disposal, restructuring and other operating expenses, net on the Condensed Consolidated Income Statements. The Company leases certain assets to Arm China and rental income was immaterial for all periods presented herein.
As of December 31, 2023, the Company had a net receivable of $192.2 million ($216.4 million receivable less $24.2 million payable) from Arm China. As of December 31, 2023, the Company had contract liabilities of $97.9 million relating to Arm China. As of March 31, 2023, the Company had a net receivable of $386.9 million ($400.7 million receivable less $13.9 million payable) from Arm China. As of March 31, 2023, the Company had contract liabilities of $103.4 million relating to Arm China.
See Note 4 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control by SoftBank Group
The Company had revenue transactions, along with accounts receivable and contract liabilities balances, with other entities by virtue of common control by SoftBank Group. For the three months ended December 31, 2023, the Company did not recognize revenue from other entities controlled by Softbank Group. For the three months ended December 31, 2022, the Company recognized revenue of $0.4 million from other entities controlled by Softbank Group. For the nine months ended December 31, 2023 and 2022, the Company recognized revenue of $0.6 million and $1.0 million, respectively, from other entities controlled by SoftBank Group. As of December 31, 2023, the Company had accounts receivable of $0.2 million and contract liabilities of $1.6 million. In August 2023, the Company distributed its receivable related to the Company’s sale of Pelion IOT Limited and its subsidiaries (“IoTP”) to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. As of March 31, 2023, the Company had accounts receivable, other receivables and contract liabilities of $0.5 million, $12.0 million, and $1.6 million, respectively, from other entities controlled by SoftBank Group. The Company also had immaterial lessee leases with a certain related party by virtue of common control by SoftBank Group.
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, for which the Company has more than virtually no influence (i.e., at least 3% to 5% ownership) (such investees, “Significant Influence Investees”). For the three months ended December 31, 2023 and 2022, the Company recognized revenue of $45.6 million and $1.7 million, respectively, from Significant Influence Investees. For the nine months ended December 31, 2023 and 2022, the Company recognized revenue of $46.7 million and $4.4 million, respectively, from Significant Influence Investees. The increased revenue this period is due to recognition of amounts associated with a large licensing contract that were previously required to be deferred.
As of December 31, 2023, the Company had accounts receivable and contract assets of $0.2 million and $16.4 million, respectively, related to contracts with Significant Influence Investees. As of December 31, 2023, the Company did not have contract liabilities related to contracts with Significant Influence Investees. As of March 31, 2023, the Company had accounts receivable, contract assets and contract liabilities related to contracts with Significant Influence Investees of $0.5 million, $8.7 million and $30.2 million, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the three months ended December 31, 2023, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $4.0 million. No distributions, dividends, or returns of capital were recognized in the three months ended December 31, 2022.
For the nine months ended December 31, 2023 and 2022, the Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $6.4 million and $0.3 million, respectively.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and exhibits significant influence. For the three months ended December 31, 2023 and 2022, the Company incurred subscription costs of $2.7 million and $2.3 million, respectively, from Linaro. For the nine months ended December 31, 2023 and 2022, the Company incurred subscription costs of $7.4 million and $6.5 million, respectively, from Linaro. As of December 31, 2023 and March 31, 2023, $0.4 million and $0.3 million, respectively, was recorded in other current liabilities on the Condensed Consolidated Balance Sheets.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of December 31, 2023 and March 31, 2023, total purchase consideration remained unpaid and was recorded in prepaid expenses and other current assets and other non-current assets on the Condensed Consolidated Balance Sheets.
Loans to Related Parties
As of December 31, 2023 and March 31, 2023, the Company had a loan receivable of $16.0 million and $19.2 million, respectively, with Arduino, a related party, which was subject to impairment considerations. As of December 31, 2023 and March 31, 2023, the Company also had a loan receivable of $3.1 million and $3.0 million, respectively, with Cerfe Labs, Inc, a related party, which remains fully impaired. See Note 5 - Financial Instruments, for further information regarding this loan.
As of December 31, 2023 and March 31, 2023, the outstanding balance of the convertible promissory note with Ampere, a related party, was $32.0 million and $30.9 million, respectively. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of December 31, 2023.
Other relationships
The Company engaged Raine Securities LLC, a related party, for certain advisory services in connection with the IPO. No amounts were incurred during the three months ended December 31, 2023. For the nine months ended December 31, 2023, the Company incurred $10.7 million in expenses, of which $5.2 million was reimbursed by the underwriters for the IPO. For the three and nine months ended December 31, 2022, under a separate agreement with Raine Securities LLC, the Company incurred $0.6 million and $1.9 million in expenses, respectively. As of March 31, 2023, the Company had recorded other current liabilities of $2.5 million. As of December 31, 2023 the Company has settled all liabilities with this related party.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Quarterly Report on Form 6-K (this “Quarterly Report”) and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended March 31, 2023, which are included in our IPO Prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in our IPO Prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient central processing unit (“CPU”) products and related technology, on which many of the world’s leading semiconductor companies and original equipment manufacturers rely to develop their products. We enable any company to make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners. Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as graphics processing units (“GPUs”), System IP (including memory controller IP, interconnect IP, and other on-chip peripheral components), and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture. Our partners include leading semiconductor technology suppliers (including foundries and electronic design automation vendors), firmware and operating system vendors, game engine vendors, software tool providers and application software developers. Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.
Corporate Reorganization
In September 2023, we completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing our corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, our historical consolidated financial statements were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the IPO was declared effective on September 13, 2023 and our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, we completed the closing of the IPO. One of our shareholders sold an aggregate of 102,500,000 ADSs at a price of $51 per share, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. We did not receive any proceeds from the sale of the ADSs in the IPO.
Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).
•Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints. In the nine months ended December 31, 2023, royalty revenue represented 56% of our total revenue.
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Risk Factors” and elsewhere in the IPO Prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics, which has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.

Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge and incorporate more artificial intelligence and machine learning workloads, they require our more advanced processor designs in areas such as cloud computing, the automotive industry, and the internet of things (“IoT”) economy. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Ability to Provide Our Customers with More Value Per Chip
We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, will encourage greater use of our products by existing and prospective customers. For example, some licensees may combine multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Some customers may be better served by the integration of our IP into a subsystem with additional information to assist in fabrication. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.
Increasing Design Wins with Existing and Prospective Customers
We have in the past and will continue to make significant investments in research and development (“R&D”) to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ R&D functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We depend on our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the intellectual property license agreement (“IPLA”). Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our significant reliance on Arm China through our commercial relationship with it, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from the PRC market increased $15 million, or 8%, during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022 and increased $4 million, or 1%, during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022. Our royalty revenue from Arm China increased during the three and nine months ended December 31, 2023 as compared to the three and nine months ended December 31, 2022 primarily driven by higher chip shipments as well as an improved mix of products with higher royalty rates per chip such as Armv9 technology in the mobile and cloud computing markets.
Developments in Export Control Regulations
In October 2023, the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce published updated export controls on advanced computing chips, computer commodities that contain such chips, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The October 2023 export controls expand the scope of items subject to license requirements for certain entities on BIS’s Entity List. As a result, our freedom to license our products to designated countries or entities could be reduced, and our commercial relationships could be further harmed by limiting the ability of certain of our customers and partners from freely shipping chips and end products incorporating certain of our products.
Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the recent financial institution failures, rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future U.S. and PRC trade regulations, changes in PRC-Taiwan relations, the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The war between Israel and Hamas has caused no major interruption to our operations to date. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.
Investment in Technology and Product Development
To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
In addition, we continue to evaluate opportunities and potential investments to develop new technologies and advanced products, including in the AI arena and thereby expand beyond individual design IP elements to providing a more complete system.
Although our efforts in this regard are still in the nascent stages, in the future we may invest greater financial and other resources in furtherance of those efforts, explore investment and/or acquisition opportunities, and engage with one or more partners to provide technical, financial and/or other support.
Recent Events and Transactions
Public Company Expenses
As a recently public company, we will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect our finance, legal and employee-related expenses to increase as we establish more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements will reflect the impact of these expenses. We also expect higher premiums for the costs of our insurance, including directors’ and officers’ insurance.

In addition, in connection with the IPO, we recognized incremental and accelerated share-based compensation expense in the three months ended September 30, 2023. Certain RSUs previously issued under the 2019 AEP, the 2019 EIP, and the 2022 RSU Plan that were classified as liability-classified awards were modified to be classified as equity-classified awards. As of October 25, 2023, the Company has determined that the market condition for the 2019 AEP has been met and, therefore, will vest at 100% in March 2024. All RSUs under the 2019 EIP vested upon IPO, for which we recognized accelerated share-based expense in the three months ended September 30, 2023. The 2022 RSU Plan provides vesting schedules applicable prior to an IPO and after an IPO. The RSUs that were previously probable of vesting based on the vesting schedule applicable prior to the IPO were modified to the vesting schedule applicable post-IPO. Executive awards that were granted under the 2022 RSU Plan in monetary value were converted into shares upon the IPO and vesting will be satisfied in shares. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time.

Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consists of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support are recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.
Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using estimates from sales trends and judgment for several key attributes, including industry estimates of expected shipments, the mix of products sold, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties are derived from Arm China, customers in which we have an equity method investment, and other entities related to us by virtue of common control by SoftBank Group.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some R&D costs may be classified as COS if one of our IP products is being customized as part of professional and design services. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
R&D is at the heart of our business and critical to our future success. Accordingly, we have always invested, and will continue to invest, significant resources in our R&D program. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our R&D investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our R&D investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well- remunerated, and accordingly our increased R&D activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
R&D expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in R&D expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.

Disposal, Restructuring and Other Operating Expenses, Net
In December 2023, we terminated an agreement with Arm China for certain software engineering-related services which will now be brought in-house. The contract termination costs are included in disposal, restructuring and other operating expenses, net in the Condensed Consolidated Income Statements.
In March 2022, we announced a restructuring plan to align our selling, general and administrative workforce with strategic business activities. The expenses associated with this plan are included in disposal, restructuring and other operating expenses, net in the Condensed Consolidated Income Statements and consist of employee termination benefits and other related costs.
Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities. Restructuring and other operating expenses consist primarily of employee termination benefits and contract termination costs. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when we have committed to a restructuring plan and have communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when we have committed to a restructuring plan and the termination benefits are probable and estimable.
Impairment of Long-Lived Assets
Impairment of long-lived assets includes impairments recognized on certain property and equipment and acquired intangibles as a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, we relied on the income approach utilizing discounted cash flows to arrive at fair value.
Income (loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the net asset value, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income, Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign exchange contracts and changes in the fair value of convertible loans receivable.
Income Tax Benefit (Expense)
We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations
The following table sets forth the components of operations from our unaudited Condensed Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Three Months Ended December 31,				Nine Months Ended December 31,
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023	% of revenue	2022	% of revenue
Revenue:
Revenue from external customers	$576	70%	$533	74%	$1,755	76%	$1,526	75%
Revenue from related parties	248	30%	191	26%	550	24%	520	25%
Total revenue	824	100%	724	100%	2,305	100%	2,046	100%
Cost of sales	(36)	4%	(29)	4%	(113)	5%	(79)	4%
Gross profit	788	96%	695	96%	2,192	95%	1,967	96%
Operating expenses:
Research and development	(432)	52%	(286)	40%	(1,395)	61%	(752)	37%
Selling, general and administrative	(216)	26%	(163)	23%	(702)	30%	(488)	24%
Disposal, restructuring and other operating expenses, net	(6)	1%	(2)	0%	(6)	0%	(6)	0%
Total operating expense	(654)	79%	(451)	62%	(2,103)	91%	(1,246)	61%
Operating income (loss)	134	16%	244	34%	89	4%	721	35%
Income (loss) from equity investments, net	(1)	—%	(6)	1%	(13)	1%	(80)	4%
Interest income, net	28	3%	13	2%	80	3%	21	1%
Other non-operating income (loss), net	(15)	2%	(23)	3%	(2)	—%	4	—%
Income (loss) from operations before income taxes	146	18%	228	31%	154	7%	666	33%
Income tax expense	(59)	7%	(46)	6%	(72)	3%	(145)	7%
Net income (loss)	$87	11%	$182	25%	$82	4%	$521	25%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding

Total revenue

	Three Months Ended December 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
License and Other Revenue	$211	$159	33%	$143	$140	2%	$354	$299	18%
Royalty Revenue	365	374	(2)%	105	51	106%	470	425	11%
	$576	$533	8%	$248	$191	30%	$824	$724	14%

	Nine Months Ended December 31,
	External Customers			Related Parties			Total
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
License and Other Revenue	$685	$401	71%	$332	$344	(3)%	$1,017	$745	37%
Royalty Revenue	1,070	1,125	(5)%	218	176	24%	1,288	1,301	(1)%
	$1,755	$1,526	15%	$550	$520	6%	$2,305	$2,046	13%
Total revenue increased $100 million, or 14%, to $824 million during the three months ended December 31, 2023, from total revenue of $724 million during the three months ended December 31, 2022. Total revenue increased $259 million, or 13%, to $2,305 million during the nine months ended December 31, 2023, from total revenue of $2,046 million during the nine months ended December 31, 2022. License and other revenue increased $55 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022 and increased $272 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily driven by new licensing agreements, an increase in revenue from arrangements entered into in prior periods, and renewals of our existing license arrangements by customers to gain access to the latest versions of our technology IP. Royalty revenue increased $45 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, primarily driven by higher chip shipments by our customers in the quarter ended December 31, 2023, as well as an improved mix of products with higher royalty rates per chip such as Armv9 technology in the mobile and cloud computing markets. Royalty revenue decreased $13 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, driven primarily by a macroeconomic slowdown and lower shipments by our customers due to a reduction in inventory levels across the supply chain.
Revenue from external customers increased $43 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, driven primarily by a $52 million increase in license and other revenue, which was partially offset by a $9 million decrease in royalty revenue due to timing of chip shipments by our customers. Revenue from external customers increased $229 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, driven primarily by a $284 million increase in license and other revenue, which was partially offset by a $55 million decrease in royalty revenue due to timing of chip shipments by our customers. Revenue from related parties increased $57 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, primarily driven by a $54 million increase in royalty revenue due to higher chip shipments by our customers in the quarter ended December 31, 2023, as well as an improved mix of products with higher royalty rates per chip such as Armv9 technology in the mobile and cloud computing markets, and $3 million increase in license and other revenue. Revenue from related parties increased $30 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily driven by the $12 million decrease in license and other revenue and a $42 million increase in royalty revenue driven by higher chip shipments by our customers as well as an improved mix of products with higher royalty rates per chip such as Armv9 technology in the mobile and cloud computing markets.
During the three months ended December 31, 2023 and 2022, revenue from sales to customers outside of the U.S. accounted for approximately 53% and approximately 59% of total revenue, respectively. During the nine months ended December 31, 2023 and 2022, revenue from sales to customers outside of the U.S. accounted for approximately 56% and approximately 61% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue and results of operations for the three and nine months ended December 31, 2023 and 2022 was immaterial.
Cost of sales

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Cost of sales	$(36)	$(29)	24%	$(113)	$(79)	43%
Cost of sales increased by $7 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022. Cost of sales increased by $34 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see Note 9 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements), professional service fees, and activities associated with professional and design services.
Research and development

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Research and development	$(432)	$(286)	51%	$(1,395)	$(752)	86%
Research and development expenses increased by $146 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, and increased by $643 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see Note 9 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements). Other factors contributing to the increase included salaries and related expenses due to headcount increases from hiring as well as increases in engineering expenses, including cloud services, and allocated facility overhead expenses, partially offset by increases in research and development tax credits and gains from cash flow hedge activity.
Selling, general and administrative

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Selling, general and administrative	$(216)	$(163)	33%	$(702)	$(488)	44%
Selling, general and administrative expenses increased by $53 million during the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, and increased by $214 million during the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to the impact of the incremental share-based compensation costs and associated employer taxes arising in connection with the IPO and new awards (see Note 9 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements). Other factors contributing to the increase included employee related bonus awards, salaries and related expenses due to headcount increases from hiring, public company readiness costs, travel expenses, professional service expenses and related charges. These increases were partially offset by reduced allowance for expected credit losses on loan receivables, decreased provisions for current expected credit losses on accounts receivable, decreased amortization for capitalized software, amortization of patents and licenses intangible assets, employee related one-time payment in the prior period, and gains from cash flow hedge activity. For the nine months ended December 31, 2023, increases were also partially offset by the reversal of liability for litigation (see Note 12 - Commitments and Contingencies in the Notes to the Condensed Consolidated Financial Statements).

Disposal, restructuring and other operating expenses, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Disposal, restructuring and other operating expenses, net	$(6)	$(2)	200%	$(6)	$(6)	—%
Disposal, restructuring and other operating expenses, net increased by $4 million for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, due to contract termination costs in December 2023. Expenses remained flat for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022.
Income (loss) from equity investments, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Income (loss) from equity investments, net	$(1)	$(6)	(83)%	$(13)	$(80)	(84)%
Income (loss) from equity investments, net increased by $5 million for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, and increased by $67 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to reductions in unrealized losses related to equity method investments accounted for at fair value and non-marketable securities.
Interest income, net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Interest income, net	$28	$13	115%	$80	$21	281%
Interest income, net increased by $15 million for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022, and increased by $59 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to higher short-term investments and cash equivalents, and favorable interest rate yields recognized on short-term investments and cash equivalents.
Other non-operating income (loss), net

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Other non-operating income (loss), net	$(15)	$(23)	(35)%	$(2)	$4	(150)%
Other non-operating income (loss), net increased by $8 million for the three months ended December 31, 2023 as compared to the three months ended December 31, 2022 due to increased realized and unrealized foreign exchange gains. Other non-operating income (loss), net decreased by $6 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to decreased realized and unrealized foreign exchange gains.

Income tax (expense) benefit

	Three Months Ended December 31,			Nine Months Ended December 31,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Income tax benefit (expense)	$(59)	$(46)	28%	$(72)	$(145)	(50)%
Income (loss) before income taxes	$146	$228	(36)%	$154	$666	(77)%
Income tax benefit (expense) as a percentage of income before taxes	(40.4)%	(20.2)%		(46.8)%	(21.8)%
Income tax benefit (expense) and the effective tax rate for the three and nine months ended December 31, 2023 as compared to the three and nine months ended December 31, 2022 changed primarily due to differences in pre-tax income and the impact of the incremental share-based compensation costs arising in connection with the IPO (see Note 9 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements included in this Report on Form 6-K), part of which does not give rise to a tax benefit due to irrecoverable withholding taxes.
On August 16, 2022, the Inflation Reduction Act of 2022 was enacted into U.S. law. The legislation includes a new corporate alternative minimum tax (“CAMT”) of 15% on the adjusted financial statement income (“AFSI”) of corporations with average AFSI exceeding $1.0 billion over a three-year period. The CAMT is effective for the Company for the fiscal year ending March 31, 2024. The Company has assessed the potential impact of the CAMT and does not expect the CAMT will have a material impact on the financial statements or results of operations.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically financed, and intend to continue to finance, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. For the nine months ended December 31, 2023 and 2022, the government research grant and tax credits benefits recognized were $93 million and $56 million, respectively. As of December 31, 2023, we had cash and cash equivalents of $1,551 million and short-term investments of $850 million.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on R&D efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects.
The following table summarizes our cash flows for the periods indicated.

	Nine Months Ended December 31,
(in millions)	2023	2022
Net cash provided by (used for) operating activities	$423	$256
Net cash provided by (used for) investing activities	$(346)	$(117)
Net cash provided by (used for) financing activities	$(87)	$(32)
Effect of foreign exchange rate changes on cash and cash equivalents	$7	$(10)
Net increase (decrease) in cash and cash equivalents	$(3)	$97
Cash and cash equivalents at the beginning of the period	$1,554	$1,004
Cash and cash equivalents from continuing operations, end of the period	$1,551	$1,101

Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $167 million to $423 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to timing of certain non-cash items including incremental and accelerated share-based compensation costs, and changes in assets and liabilities, partially offset by lower income on equity investments due to fair value movements. Changes in assets and liabilities were primarily driven by lower accounts receivable balance due to improved collection cycles, increase in contract assets and decrease in contract liabilities due to the new contracts signed and timing of revenue recognition, decrease in tax liabilities, increase in prepaid expenses and other assets, increase in accrued compensation and benefits and share-based compensation, and lower operating lease liabilities primarily due to early termination of lease contracts in prior period.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $229 million to $346 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to a $594 million decrease in proceeds from maturity of short-term investments, a $33 million increase in purchases of property and equipment, and a $28 million increase in purchases of equity investments, offset by a $445 million decrease in purchases of short-term investments.
Net Cash Used for Financing Activities
Net cash used for financing activities increased by $55 million to $87 million for the nine months ended December 31, 2023 as compared to the nine months ended December 31, 2022, primarily due to a $10 million payment for finance lease arrangements and $48 million payments of withholding tax on vested shares, offset by a decrease in payment of intangible assets obligations.
Critical Accounting Estimates
Our condensed consolidated financial statements are prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our condensed consolidated financial statements.
We believe that our most significant accounting policies include revenue recognition, valuation of equity investments measured at fair value, ordinary share valuations for the period prior to IPO, share-based compensation, impairment of goodwill, and income taxes. These policies and the estimates and judgements involved are discussed further in the Management’s Discussion and Results of Operations section in our IPO Prospectus. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period.
Except for the accounting policies and estimates outlined under Note 1 - Description of Business and Summary of Significant Accounting Policies in the Notes to the Condensed Consolidated Financial Statements included in this Report on Form 6-K, there have been no material changes during the nine months ended December 31, 2023 to the items that we disclosed as our significant accounting policies and estimates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our IPO Prospectus.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: February 8, 2024	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)